Exhibit 12.1

	Computation of Ratios of Earnings to Fixed Charges
	Year ended December 31,
	2005	2006	2007	2008	2009	Nine months ended September 30, 2010 (Unaudited)
	(Dollars in thousands, except ratios)

Income (loss) before income taxes	$(2,594)	$727	$(9,410)	$(16,275)	$(7,609)	$(6,915)

Interest expensed	8	3	1	12	--	--
Earnings (loss) before fixed charges	$(2,586)	$730	$ (9,409)	$ (16,263)	$(7,609)	$(6,915)

Total fixed charges resulting
Interest expensed	$8	$3	$1	$12	$--	$--

Losses, as adjusted
Ratio of earnings to fixed charges	(i)	243.3	(ii)	(iii)	(iv)	(iv)

(i)	Earnings as adjusted were inadequate to cover fixed charges by $2.6 million in 2005.

(ii)	Earnings as adjusted were inadequate to cover fixed charges by $9.4 million in 2007.

(iii)	Earnings as adjusted were inadequate to cover fixed charges by $16.3 million in 2008.

(iv)	We had no fixed charges for 2009 and the nine months ended September 30, 2010.